

July 16, 2012

<u>Via E-mail</u>
Zirk Engelbrecht
Chief Executive Officer
Lustros, Inc.
1005 South Center
Redlands, CA 92373

      Re: Lustros, Inc.
               Form 8-K Item 4.01
               Filed June 28, 2012
               File No. 000-30215

Dear Mr. Engelbrecht:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Andrew D. Mew

                        Andrew D. Mew
                        Accounting Branch Chief

cc: Luke Zouvas, Zouvas Law Group, P.C.